Exhibit 99.1

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2 - 3

Interim Condensed Consolidated Statements of Income and Comprehensive income	4 - 5

Interim Statements of Changes in Shareholders’ Equity	6 - 7

Interim Condensed Consolidated Statements of Cash Flows	8 - 9

Notes to Interim Condensed Consolidated Financial Statements	10 - 21

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POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,168	$7,375
Trade receivables (net of allowance for doubtful accounts of $1,337 and $1,127 as of June 30, 2018 and December 31, 2017, respectively)	13,657	13,660
Other accounts receivable and prepaid expenses	3,692	2,865
Inventories	5,621	6,551

Total current assets	30,138	30,451

LONG-TERM ASSETS:
Long term loans to related party	949	973
Long-term unbilled and other accounts receivable	1,303	1,116
Severance pay fund	3,094	3,546
Property and equipment, net	5,670	5,848
Other intangible assets, net	1,458	1,935
Goodwill	38,324	41,010
Deferred tax asset	8,515	9,585

Total long-term assets	59,313	64,013

Total assets	89,451	94,464

The accompanying notes are an integral part of the interim consolidated financial statements.

2

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2018	2017
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$4,154	$5,101
Trade payables	5,609	6,204
Deferred revenues	761	777
Other accounts payable and accrued expenses	8,248	9,117

Total current liabilities	18,772	21,199

LONG-TERM LIABILITIES:
Long-term loans from banks	3,421	5,015
Deferred revenues and other long-term liabilities	355	838
Accrued severance pay	3,572	3,996

Total long term liabilities	7,348	9,849

EQUITY:
Pointer Telocation Ltd.’s shareholders’ equity:
Share capital
Ordinary shares of NIS 3 par value -
Authorized: 16,000,000 shares at June 30, 2018 and December 31, 2017; Issued and outstanding: 8,131,988 and 8,059,094 shares at June 30, 2018 and December 31, 2017, respectively	6,049	5,995
Additional paid-in capital	129,489	129,076
Accumulated other comprehensive loss	(6,907)	(2,340)
Accumulated deficit	(65,544)	(69,597)

Total Pointer Telocation Ltd.’s shareholders’ equity	63,087	63,134

Non-controlling interest	244	282

Total equity	63,331	63,416

Total liabilities and equity	89,451	94,464

The accompanying notes are an integral part of the interim consolidated financial statements.

3

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited		Unaudited

Revenues:
Products	$13,637	$13,829	$6,578	$7,147	$26,182
Services	26,986	25,243	13,162	12,894	51,973

Total revenues	40,623	39,072	19,740	20,041	78,155

Cost of revenues:
Products	8,188	8,753	3,963	4,477	16,073
Services	11,148	10,621	5,438	5,258	21,914

Total cost of revenues	19,336	19,374	9,401	9,735	37,987

Gross profit	21,287	19,698	10,339	10,306	40,168

Operating expenses:
Research and development	2,359	1,987	1,122	1,017	4,051
Selling and marketing	7,545	6,761	3,677	3,456	14,038
General and administrative	5,548	5,634	2,661	2,886	11,275
Amortization of intangible assets	248	226	121	113	463
One time acquisition related costs	262	-	-	-	32

Total operating expenses	15,962	14,608	7,581	7,472	29,859

Operating income	5,325	5,090	2,758	2,834	10,309
Financial expenses, net	666	419	332	259	1,004
Other expenses, net	15	-	-	-	5

Income before taxes on income	4,644	4,671	2,426	2,575	9,300
Taxes on income	950	1,138	501	609	(7,221)

Net income	3,694	3,533	1,925	1,966	16,521

Other comprehensive income (loss):
Currency translation adjustments of foreign operations	(4,602)	3,156	(4,222)	708	3,293
Total comprehensive income (loss)	(908)	6,689	(2,297)	2,674	19,814

The accompanying notes are an integral part of the interim consolidated financial statements.

4

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited

Profit (loss) attributable to:
Pointer Telocation Ltd.’s shareholders	$3,697	$3,527	$1,925	$1,969	$16,518
Non-controlling interests	(3)	6	-	(3)	3

	3,694	3,533	1,925	1,966	16,521

Earnings per share attributable to Pointer Telocation Ltd.’s shareholders:
Basic net earnings per share	$0.46	$0.44	$0.24	$0.24	$2.07

Diluted net earnings per share	0.44	0.44	0.23	0.24	2.03

Weighted average - Basic number of shares	8,066,698	7,942,957	8,073,665	7,978,102	7,997,684

Weighted average – fully diluted number of shares	8,257,968	8,070,953	8,294,562	8,111,119	8,130,566

The accompanying notes are an integral part of the interim consolidated financial statements.

5

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd.’s Shareholders
	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Non- controlling interest	Total equity

Balance as of January 1, 2017	7,873,919	$5,837	$128,438	$(5,633)	$(86,115)	$162	$42,689

Exercise of share options	185,175	158	237	-	-	-	395
Stock-based compensation expenses	-	-	401	-	-	117	518
Other comprehensive income	-	-	-	3,293	-	-	3,293
Net income attributable to Non-controlling interest	-	-	-	-	-	3	3
Net income attributable to Pointer Telocation Ltd.’s shareholders	-	-	-	-	16,518	-	16,518

Balance as of December 31, 2017	8,059,094	5,995	129,076	(2,340)	(69,597)	282	63,416

Exercise of share options	72,894	54	27	-	-	-	81
Stock-based compensation expenses	-	-	386	-	-	-	386
Effect of adoption of ASC Topic 606	-	-	-	-	356	-	356
Other comprehensive loss	-	-	-	(4,567)	-	(35)	(4,602)
Net loss attributable to Non-controlling interest	-	-	-	-	-	(3)	(3)
Net income attributable to Pointer Telocation Ltd.’s shareholders	-	-	-	-	3,697	-	3,697

Balance as of June 30, 2018 (unaudited)	8,131,988	6,049	129,489	(6,907)	(65,544)	244	63,331

The accompanying notes are an integral part of the interim consolidated financial statements.

6

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd.’s Shareholders
	Number of	Share	Additional paid-in	Accumulated other comprehensive	Accumulated	Non- controlling	Total
	shares	capital	capital	income (loss)	deficit	interest	equity

Balance as of January 1, 2017	7,873,919	$5,837	$128,438	$(5,633)	$(86,115)	$162	$42,689

Exercise of share options	159,875	133	143	-	-	-	276
Stock-based compensation expenses	-	-	217	-	-	-	217
Other comprehensive income	-	-	-	3,156	-	-	3,156
Net income attributable to Non-controlling interest	-	-	-	-	-	6	6
Net income attributable to Pointer Telocation Ltd.’s shareholders	-	-	-	-	3,527	-	3,527

Balance as of June 30, 2017 (unaudited)	8,033,794	5,970	128,798	(2,477)	(82,588)	168	49,871

The accompanying notes are an integral part of the interim consolidated financial statements.

7

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited		Unaudited

Cash flows from operating activities:

Net income	$3,694	$3,533	$1,925	$1,966	$16,521
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,345	1,451	627	601	2,924
Accrued interest and exchange rate changes of debenture and long-term loans	25	-	24	-	52
Accrued severance pay, net	46	112	(32)	54	93
Gain from sale of property and equipment, net	(49)	(67)	(22)	(49)	(113)
Stock-based compensation expenses	386	217	244	106	380
Decrease (increase) in trade and unbilled receivables, net	(788)	(2,127)	200	(1,202)	(1,616)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,370)	(480)	(749)	131	(206)
Decrease (increase) in inventories	751	(567)	541	(418)	(1,170)
Decrease (increase) in deferred tax asset	341	822	186	452	(8,018)
Decrease (increase) in long-term unbilled and other accounts receivable	(202)	52	(360)	123	165
Increase (decrease) in trade payables	247	(1,211)	358	(732)	(1,597)
Increase (decrease) in other accounts payable and accrued expenses	(382)	994	(1,214)	192	2,285

Net cash provided by operating activities	4,044	2,729	1,728	1,224	9,700

Cash flows from investing activities:
Purchase of property and equipment	(1,633)	(1,112)	(674)	(344)	(3,033)
Purchase of other intangible assets	-	-	-	-	(233)
Proceeds from sale of property and equipment	49	55	22	37	114

Net cash used in investing activities	(1,584)	(1,057)	(652)	(307)	(3,152)

The accompanying notes are an integral part of the interim consolidated financial statements.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited		Unaudited

Cash flows from financing activities:
Repayment of long-term loans from banks	$(2,645)	$(2,013)	$(1,294)	$(1,063)	$(4,875)
Proceeds from issuance of shares in respect of stock-based compensation	81	276	76	197	395
Short-term bank credit, net	79	(302)	21	(21)	(231)

Net cash used in financing activities	(2,485)	(2,039)	(1,197)	(887)	(4,711)

Effect of exchange rate on cash and cash equivalents	(182)	1	(477)	(84)	(528)

Decrease in cash and cash equivalents	(207)	(366)	(598)	(54)	1,309
Cash and cash equivalents at the beginning of the period	7,375	6,066	7,766	5,754	6,066

Cash and cash equivalents at the end of the period	7,168	5,700	7,168	5,700	7,375

(a) Non-cash activity:
Purchase of property and equipment	$66	$156	$35	$54	$61

(b) Supplemental disclosure of cash flow activity:
Cash paid during the year for:
Interest	$305	$380	$141	$176	$224
Income taxes	$246	$291	$58	$144	$540

The accompanying notes are an integral part of the interim consolidated financial statements.

9

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Pointer Telocation Ltd. (the “Company”) was incorporated in Israel and commenced operations in July 1991. The Company conducts its operations through two main segments. Through its Cellocator segment, the Company designs, develops and produces leading mobile resource management products, including asset management, fleet management, and security products, for sale to third party operators providing mobile resource management services and to our Mobile Resource Management (“MRM”) segment. Through its MRM segment, the Company acts as an operator by bundling its products together with a range of services, including fleet management services, asset management services and stolen vehicle retrieval services.

b.	The Company provides services, for the most part, in Israel, Argentina, Mexico, South Africa and Brazil, through its local subsidiaries and affiliates. The Company sells its products worldwide through direct sell, its local subsidiaries and affiliates to independent operators provide similar services in Latin America, Europe, India and other countries utilizing the Company's technology and operational know-how. The Company's shares are traded on the Nasdaq Capital Market.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim financial statements:

The accompanying consolidated balance sheet as of June 30, 2018, consolidated statements of income and comprehensive income (loss) for the three and six months ended June 30, 2018 and 2017 and the consolidated statements of cash flows for the three and six months ended June 30, 2018 and 2017 are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the preparation of the consolidated financial statements, the Company applied the significant accounting policies, on a consistent basis to the audited consolidated annual financial statements of the Company as of December 31, 2017 except as detailed in note 2e (Recently adopted accounting pronouncements).

In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company’s consolidated financial position as of June 30, 2018,  and the Company’s consolidated cash flows and financial performance for the three and six months ended June 30, 2018 and 2017.

The balance sheet as of December 31, 2017 has been derived from the audited consolidated financial statements as of such date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for a complete set of financial statements.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2017 included in the Company's Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2018.

Results for the three and six months ended June 30, 2018 are not necessarily indicative of results that may be expected for the year ending December 31, 2018.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Principles of consolidation:

Our consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries.

Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Recently issued accounting pronouncements not yet adopted:

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02 (“ASU 2016-02”), which amends the FASB Accounting Standards Codification and created Topic 842, “Leases”. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. ASU 2016-02 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. Full retrospective application is prohibited and early adoption by public entities is permitted. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In January 2017, the FASB has issued Accounting Standards Update No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”). These amendments eliminate Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test.

An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. ASU 2017-04 is effective for public business entities that are SEC filers for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. ASU 2017-04 should be adopted on a prospective basis. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Recently adopted accounting pronouncements:

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (Topic 606) “Revenue from Contracts with Customers”. Topic 606 supersedes the revenue recognition requirements in Topic 605 “Revenue Recognition” (Topic 605), and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. We adopted Topic 606 as of January 1, 2018 using the modified retrospective transition method. See Note 3 for further details.

NOTE 3:-	REVENUES

a.	Adoption of ASC Topic 606, “Revenue from Contracts with Customers”:

On January 1, 2018, the Company adopted the new guidance on Revenue from Contracts with Customers under Topic 606 using the modified retrospective transition method.

Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting treatment under Topic 605. The core principle of the standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the Company expects to be entitled in exchange for those goods or services.

The most significant impacts of the standard to the Company relate to the timing of revenue recognition for arrangements involving leasing and sales commissions.

The results for the reporting period beginning after January 1, 2018, are presented in accordance with the new standard, although historical information has not been restated and continues to be reported under the accounting standards and policies in effect for those periods. The cumulative effect of accounting change recognized was $356 recorded as a decrease to beginning balance of accumulated deficit, and a corresponding increase to prepaid and other current assets and a decrease in other assets.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REVENUES (Cont.)

Refer to the following table for the detailed effect to our consolidated balance sheet upon adoption:

	Balance at December 31, 2017	New Revenue Standard Adjustment	Balance at January 1, 2018

Assets
Prepaid and other current assets	$2,865	$555	$3,420
Other assets	1,116	(199)	917

Shareholders’ Equity
Accumulated Deficit	(69,597)	356	(69,241)

The following tables summarize the impacts of adopting Topic 606 on the Company’s consolidated financial statements for the period ended June 30, 2018:

	Impact of changes in accounting policies Six months ended June 30, 2018
	As reported	Adj.	Balances without adoption of Topic 606

Service revenue	$13,637	$293	$13,930
Product revenue	26,986	(162)	26,824
Total revenues	40,623	131	40,754

Cost of revenues	19,336	-	19,336
Research and development expenses	2,359	-	2,359
Selling and marketing expenses	7,545	21	7,566
General and administrative expenses	5,548	-	5,548
Amortization of intangible assets	248	-	248
One time acquisition related costs	262	-	262
Financial expenses	666	-	666
Income tax expense	950	15	965
Others	15	-	15

Net income	3,694	95	3,789

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REVENUES (Cont.)

b.	Revenue Recognition:

The Company and its subsidiaries generate revenue from  subscriber fees for the provision of services and sales of systems and products, mainly in respect of asset management services, fleet management services, stolen vehicle recovery services and other value added services. To a lesser extent, revenues are also derived from technical support services. The Company and its subsidiaries sell the systems primarily through their direct sales force and indirectly through resellers.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives.

The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Products and services may be sold separately or in bundled packages. The typical length of a contract for service is 36 months.

c.	Performance Obligations:

The Company accounts for revenue in accordance with Topic 606. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in Topic 606.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company does not have any significant extended payments terms.

Some of the contracts have multiple performance obligations, including contracts that combine product with installation and customer support. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the relative standalone selling price of each distinct good or service in the contract. The primary method used to estimate the relative standalone selling price is expected costs of satisfying a performance obligation and an appropriate margin for that distinct good or service. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of the variable payment and whether it relates specifically to its efforts to satisfy a specific part of the contract.

Devices/products revenue is recognized at a point of time when the devices/products have been delivered. The Company recognizes revenue from devices/products when a customer takes possession of the device/product.

The Company recognizes revenues from services on a straight line over the service contractual period, starting at commencement of the services. Renewals of service contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the term.

Services including leased devices and installation recognized on a straight line over the service contractual period, starting at commencement of services.

For products sold separately, customers pay in full at a point of sale. For devices sold in bundled packages, customers usually pay monthly in equal installments over the period of 36 months.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REVENUES (Cont.)

For bundled packages that include software, the Company recognizes the usage based on royalty at the point of time of the actual usage. Set-up fees are recognized at a point of time upon completion and professional services are recognized over the time on a straight line over the services contractual period. Software as a Service (“SAAS”) revenues are recognized over the time on a straight line over the services’ contractual period. Non-Recurring Engineering (“NRE”) services are recognized over the time based on costs incurred.

d.	Contract costs:

The Company pays commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental costs of obtaining a contract with a customer and are deferred and amortized.

The Company is required to capitalize and amortize incremental costs of obtaining a contract, such as certain sales commission costs, over the remaining contractual term or over an expected period of benefit, which the Company has determined to be approximately three years. Previously, the Company did not capitalize sales commission costs but rather recognized these costs when they were incurred.

e.	Disaggregation of revenue:

The following is a description of principal activities – separated by reportable segments – from which the Company generates its revenue. For more detailed information about reportable segments, see Note 9.

In the following table, revenue is disaggregated by primary geographical market, major product line, and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Reportable segments results of operations for the six months ended June 30, 2018
	Cellocator segment	MRM segment	Elimination	Total
Revenue recognized:

At a point of time	$12,367	$5,634	$(4,364)	$13,637
Over a period of time	362	26,670	(46)	26,986
	12,729	32,304	(4,410)	40,623

	Reportable segments about geographical areas
	For the six months ended June 30, 2018	For the year ended December 31, 2017

Revenues
Israel	$19,293	$35,230
Latin America (mainly Mexico)	5,936	9,603
Brazil	6,876	14,248
Argentina	2,067	4,607
Europe	2,265	4,413
Other	4,186	10,054

	40,623	78,155

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REVENUES (Cont.)

f.	Contract balances:

The following table provides information about contract assets:

	Balance at June 30, 2018	Balance at December 31, 2018

Contract assets	$486	$398

The contract assets primarily relate to the Company’s rights to consideration for work completed but not billed at the reporting date. The contract assets are transferred to the receivables when the rights become unconditional.

NOTE 4:-	INVENTORIES

	June 30,	December 31,
	2018	2017
	Unaudited

Raw materials	$3,026	$3,621
Work in process	212	149
Finished goods	2,383	2,781

	5,621	6,551

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

b.	Collateral:

The Company provided bank guarantees in the amount of $370 in favor of its lessor customs and customers.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation (“BIRD”), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of June 30, 2018 is $2,444. No royalties were accrued or paid during 2018 and 2017.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Litigation:

1.	As of June 30, 2018, several claims were filed against the Company, mainly by customers. The claims are in an amount aggregating to approximately $18. The substance of the claims is the malfunction of the Company’s products, which occurred during the ordinary course of business. The Company is defending this litigation in court and has recorded a provision of $6.

2.	In August 2014, the Company’s subsidiary, Pointer Do Brasil Comercial Ltda. (“Pointer Brazil”) received a notification of lack of payments of $274 of value added tax (“VAT”) (Brazilian ICMS tax) plus $1,150 of interest and penalty totaling $1,424 of infraction. The Company is defending this litigation in court and recorded a provision of $78; the total timeframe of litigation is up to 14 years.

3.

In July 2015, the Company received a tax deficiency notice against Pointer Brazil, pursuant to which the Company or Pointer Brazil is required to pay an aggregate amount of approximately $13,978, as of June 30, 2018. The claim is based on the argument that the services provided by Pointer Brazil should be classified as “Telecommunication Services”, and therefore subject to the state VAT. On August 14, 2018 it was rendered a decision at the administrative level that was favorable  to Pointer Brazil in relation to the ICMS demanded, but adverse as regards the clerical obligation of keeping in good order a set of ICMS books and their respective tax receipts. The remaining claim after this administrative decision amounts to $158. Since the decision was supported by a legal quorum rather than unanimously decision, the state shall have the opportunity to appeal within 60 days from a court notification which is expected to be provided per the practical procedure. The Company, based on the opinion of its legal counsel, is of the opinion that no material costs will arise in respect to these claims and has not made any provision in light of rulings of competent courts in Brazil which have rejected similar claims.

e.	Commitments:

The Company and DBSI Investment Ltd. (“DBSI”), an equity owner in the Company (see Note 8), have a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $180. The agreement was renewed for a period of three additional years commencing on August 1, 2017.

f.	Covenants:

a.	In respect of the bank loans provided to the Company for the purpose of funding the acquisition of Pointer Brazil and Cielo Brazil and in connection with the utilization of its credit facilities, the Company is required to meet certain financial covenants as follows:

1.	The ratio of the shareholders’ equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $20,000, starting December 31, 2007.

2.

The ratio of the Company and its subsidiaries’ debt (debt to banks, convertible debentures and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2010 and thereafter.

3.	The ratio of the Company’s debt (debt to banks, convertible debentures and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 4.2 in 2013-2014, 3.5 in 2015, 3 in 2016 and 2.5 in 2017 and thereafter.

As of June 30, 2018, the Company is in compliance, and expects to remain in compliance for the remainder of 2018, with the financial covenants of its credit facilities.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share from continuing operations:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited
Numerator:
Numerator for basic net earnings per share - Net income attributable to Pointer Telocation Ltd.’s shareholders	$3,697	$3,527	$1,925	$1,969	$16,518

Numerator for diluted net earnings per share - Net income attributable to Pointer Telocation Ltd.’s shareholders	3,697	3,527	1,925	1,969	16,528

Denominator:
Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	8,067	7,943	8,074	7,978	7,998

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	8,258	8,071	8,295	8,111	8,131

Basic net earnings per share from continuing operations	$0.46	$0.44	$0.24	$0.24	$2.07

Diluted net earnings per share from continuing operations	0.44	0.44	0.23	0.24	2.03

NOTE 7:-	INCOME TAXES

The effective tax rate for the six months ended June 30, 2018 was 20.5%, compared to 24.4% for the six months ended June 30, 2017.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	June 30,	December 31,
	2018	2017
	Unaudited
Trade receivables:
Taldor	$21	$23

Trade payables:
Shagrir	$(209)	$(193)
Taldor	$(20)	$(21)

Other accounts payable and accrued expenses:
DBSI (see note 5e)	$(53)	$(53)

b.	Transactions with related parties:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited
Management fees to DBSI (see Note 5e)	$90	$90	$45	$45	$180

Sales to related parties	45	39	23	13	254

Purchases from related parties	441	504	212	247	682

c.	Long term loan related parties:

The Company has granted a long term loan to its related party Shagrir Systems Vehicle Services Ltd. The loan bears no interest and will not be paid before December 31, 2020. As of June 30, 2018 the loan balance is $949.

NOTE 9:-	SEGMENT INFORMATION

a.	The Company conducts its operations through two reporting segments. The following segment identification is identical to the segment identification used in the Company’s latest annual audited consolidated financial report.

b.	The following presents segment results of operations for the six months ended June 30, 2018 (unaudited):

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$12,729	$32,304	$(4,410)	$40,623

Segments operating profit	1,201	4,405	(281)	5,325

Segments tangible and intangible assets	8,751	35,144	1,557	45,452

Depreciation and amortization	86	1,259	-	1,345

Expenditures for assets	82	1,551	-	1,633

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SEGMENT INFORMATION (Cont.)

c.	The following presents segment results of operations for the six months ended June 30, 2017 (unaudited):

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$12,535	$30,502	$(3,965)	$39,072

Segments operating profit	1,150	3,471	469	5,090

Segments tangible and intangible assets	8,943	37,403	2,104	48,450

Depreciation and amortization	67	1,384	-	1,451

Expenditures for assets	102	1,010	-	1,112

d.	The following presents segment results of operations for the three months ended June 30, 2018 (unaudited):

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$6,159	$15,593	$(2,012)	$19,740

Segments operating profit	492	2,380	(114)	2,758

Segments tangible and intangible assets	8,751	35,144	1,557	45,452

Depreciation and amortization	43	584	-	627

Expenditures for assets	39	635	-	674

e.	The following presents segment results of operations for the three months ended June 30, 2017 (unaudited):

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$6,383	$15,576	$(1,918)	$20,041

Segments operating profit	699	1,798	337	2,834

Segments tangible and intangible assets	8,943	37,403	2,104	48,450

Depreciation and amortization	34	567	-	601

Expenditures for assets	44	300	-	344

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SEGMENT INFORMATION (Cont.)

f.	The following presents segment results of operations for the year ended December 31, 2017:

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$24,364	$62,208	$(8,417)	$78,155

Segments operating profit	2,742	7,569	(2)	10,309

Segments tangible and intangible assets	9,026	37,799	1,968	48,793

Depreciation, amortization and impairment expenses	144	2,780	-	2,924

Expenditures for assets	197	3,069	-	3,266

- - - - - - - - - - - - - - - - - - -

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